DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                 April 27, 2006

Donald C. Hunt                                           VIA FED-EX
Division of Corporate Finance                            ----------
United States Securities and Exchange Commission       AND VIA EDGAR
Mail Stop 6010                                         -------------
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3647
Fax: (202) 772-9218

RE:     Claron Ventures, Inc.
        Amendment No. 2 to Registration Statement on Form SB-2
        Filed April 5, 2006
        File No. 333-129664

Dear Mr. Hunt:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated April 13, 2006, Claron Ventures, Inc. (the "Company," "we," us") has the following responses:

INTEREST  OF  NAMED  EXPERTS  AND  COUNSEL
------------------------------------------

1) We have filed the individual consent of Mr. Sookochoff in our amended filing as you have requested.

DESCRIPTION  OF  BUSINESS
-------------------------

2) We have revised the first paragraph of the "Description of Business" section of the amended filing to disclose and identify the "favorable treatment for officers and directors" of Nevada corporations as you have requested.

EXPLORATION  WORK
-----------------

3) Larry Sostad has been in the business of prospecting and exploration work, on properties similar to the Lucky Todd claims for several years. He sold us the rights to the Lucky Todd claims, because he did not have the interest and/or resources to take the prospecting and exploration of these claims any further. We contracted with Mr. Sostad to perform the

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     exploration work because he is very familiar with the property and the work which is needed to be completed. Mr. Sostad retained Mr. Sookochoff to complete the exploration work on our claims.

     The  relationship  between  the  Company,  Mr.  Sali  the  Chief  Executive
     Officer of the Company, Mr. Sostad and Mr. Sookochoff is a business relationship. Mr. Sali was introduced to Mr. Sostad from a mutual friend in Vancouver and Mr. Sostad introduced Mr. Sali to Mr. Sookochoff.

MINERAL  RIGHTS
---------------

4) The bill of sale filed as Exhibit 10.1, is a bill from the "Ministry of Employment and Investment Energy and Minerals Division Mineral Titles Branch" of British Columbia, Canada, showing the transfer of each claim for $10 each, for a total of $20. This $20 fee was included in the $6,000 price that was paid to Larry Sostad for the purchase of the property. While this contract is called a "Bill of Sale" this is more of a misnomer as this document is really evidencing the transfer of the claims, and not the actual sale of such claims. We have renamed the previously filed "Bill of Sale" exhibit to "Lucky Todd Claims transfer documentation" and have filed a copy of the invoice evidencing the $6,000 purchase price as Exhibit
     10.3 to the amended filing. Furthermore, we disclosed the $20 CDN payments relating to the transfer of the claims in the discussion of the $6,000 US we paid to Mr. Sostad for the claims.

     The expiration term of the claims is not something that is shown on the Bill of Sale document from the Ministry.

5) We have removed all references to previously filed Exhibit 99.1 throughout the amended filing, as you have requested.

DESCRIPTION  OF  CAPITAL  STOCK
-------------------------------

6) We have corrected the number of authorized shares of common stock on page F-1 of the financials as you have requested. The Company has 100,000,000 shares of common stock authorized and 10,000,000 shares of preferred stock authorized.

PART  II

UNDERTAKINGS
------------

9)   The undertakings  required  by  Item  512(f)(2)  have  been  included under
     Section 2, and the undertakings language required by Item 512(g)(2) has been included under Section 7, as you requested.


                         Very  truly  yours,

                         /s/  John  S.  Gillies
                         ----------------------
                         Associate
                         DAVID  M.  LOEV,  ATTORNEY  AT  LAW

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